Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-149116

June 4, 2009

PROSPECTUS SUPPLEMENT NO. 8

17,417,434 SHARES OF COMMON STOCK

ANTIGENICS INC.

This prospectus supplement amends the prospectus dated March 16, 2009 (as supplemented on April 15, 2009, April 17, 2009, April 22, 2009, April 27, 2009, May 4, 2009, May 11, 2009, and May 27, 2009) to allow certain stockholders or their pledgees, donees, transferees, or other successors in interest (the “Selling Stockholders”), to sell, from time to time, up to 8,708,717 shares of our common stock, which they have acquired in a private placement in the United States, and up to 8,708,717 shares of our common stock issuable upon the exercise of warrants which are held by the Selling Stockholders named in the prospectus.

We would not receive any proceeds from any such sale of these shares. To the extent any of the warrants are exercised for cash, if at all, we will receive the exercise price for those warrants.

This prospectus supplement is being filed to include the information set forth in the Current Report on Form 8-K filed on June 4, 2009, which is set forth below. This prospectus supplement should be read in conjunction with the prospectus dated March 16, 2009, Prospectus Supplement No. 1 dated April 15, 2009, Prospectus Supplement No. 2 dated April 17, 2009, Prospectus Supplement No. 3 dated April 22, 2009, Prospectus Supplement No. 4 dated April 27, 2009, Prospectus Supplement No. 5 dated May 4, 2009, Prospectus Supplement No. 6 dated May 11, 2009, and Prospectus Supplement No. 7 dated May 27, 2009, which are to be delivered with this prospectus supplement.

Our common stock is quoted on The NASDAQ Capital Market (“NASDAQ”) under the ticker symbol “AGEN.” On June 3, 2009, the last reported closing price per share of our common stock was $2.65 per share.

Investing in our securities involves a high degree of risk. Before investing in any of our securities, you should read the discussion of material risks in investing in our common stock. See “Risk Factors” on page 1 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS SUPPLEMENT NO. 8 IS JUNE 4, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

June 3, 2009

Date of Report (Date of earliest event reported)

ANTIGENICS INC.

(Exact name of registrant as specified in its charter)

DELAWARE	000-29089	06-1562417
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3 Forbes Road Lexington, MA	02421
(Address of principal executive offices)	(Zip Code)

781-674-4400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On June 3, 2009, Antigenics Inc. (the “Company”) entered into a Securities Exchange Agreement (the “Agreement”) with Tang Capital Partners, LP, a holder of an aggregate principal amount of $12,442,000.00 of the Company’s 5.25% convertible senior notes due February 2025 (the “Bonds”), to issue 4,028,838 shares of the Company’s common stock, par value $0.01 (the “Shares”) in exchange for cancellation of the Bonds, including accrued and unpaid interest.

On June 3, 2009, the Company also entered into an agreement (the “Second Amendment of Rights Agreement”) with Ingalls & Synder Value Partners L.P., the majority holder of the Company’s Senior Secured Convertible Notes issued on October 30, 2006 (the “2006 Notes”). The Second Amendment of Rights Agreement amended the definition of an Event of Default under the 2006 Notes to exclude the redemption and repurchase of up to an additional $12.5 million of the Company’s 5.25% Convertible Senior Notes due 2025 (the “Second 2005 Note Repurchase”) and modified certain anti-dilutive rights of the holders of the 2006 Notes upon the Company’s issuance and sale of certain new securities up to the aggregate dollar amount expended by the Company for the Second 2005 Note Repurchase.

Item 3.02. Unregistered Sales of Equity Securities.

As described in Item 1.01 above, the Company issued the Shares to Tang Capital Partners, LP in exchange for the Bonds. The Shares are not registered under the Securities Act of 1933 (the “Act”). The Company issued the Shares in a transaction exempt from the registration requirements of the Act by virtue of the exemption provided for in Section 3(a)(9) of the Act for securities exchanged by the issuer with an existing security holder. No commission or other remuneration was paid or given directly or indirectly for soliciting such exchange. Please see the discussion under Item 1.01 of this Current Report on Form 8-K for additional information regarding the transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Antigenics Inc.

Dated: June 4, 2009	By:	/s/ Shalini Sharp
Shalini Sharp Chief Financial Officer